SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-106144

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Woize International Ltd.
Former name if applicable
Address of principal executive office	1 Kingsway
City, state and zip code	London WC2B 6FX, United Kingdom

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	| | |	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	|	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-KSB has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin Thorp	44 (0) 20 7499 1730
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the twelve month period ended March 31, 2006 the registrant had revenues of $205,098 and a net loss of $633, 733. For the twelve month period ended March 31, 2007, the registrant had revenues of $146,097 and a net loss of approximately $1,956,045. Results for the 12 month period ended March 31, 2007 remain subject to audit and further adjustment and actual results may vary significantly from the foregoing estimates. The decrease in revenues is due to the temporary shut down of the Woize system caused by an ongoing dispute with out outsourced hosting and software development suppliers during the period January through March 2007. The increase in net loss is due to a significant increase in expenses, specifically to increased costs attributed to amortization of intangible assets, general development costs (not capitalized), legal, audit and professional fees, and marketing and promotion spend.

Woize International Ltd
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2007	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer